Mail Stop 4561
	 								April 7, 2006

VIA U.S. MAIL

Mr. Anthony N. Lapine
Chief Executive Officer
Semotus Solutions, Inc.
718 University Ave., Suite 202
Los Gatos, CA 95032

      Re:	Semotus Solutions, Inc.
      	Form 10-K for the year ended March 31, 2005
      	Filed June 13, 2005
      File No. 1-15569

Dear Mr. Lapine:

      We have reviewed your response letter filed March 23, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the period ended December 31, 2005

7.  Acquisitions, page 9

1. We have reviewed your response to comment #5, and note that you have responded that all options and warrants issued to employees of the acquired entities were fair valued and expensed over the vesting period. From your disclosure in your Form 8-K/A filed on September
6, 2005, it appears that 70,646 shares issued to various
Clickmarks,
Inc. employees were included in the purchase price. Please clarify for us whether or not these shares were recognized as an expense of the appropriate period. Additionally, tell us how you will account for the 129,354 contingent shares issuable to certain Clickmarks, Inc. employees should the contingency be resolved. Refer to paragraph 34 of SFAS 141 and EITF 95-8.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Mr. Anthony N. Lapine
Semotus Solutions, Inc.
April 7, 2006
Page 1